ANNUAL REPORT
2006

ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc./MD
and Subsidiary
The Peoples Bank
Chestertown, Maryland

96 years of Peoples
Serving People



Robert A. Moore
Served as Bank Director
1975 - 2006
Chairman of the Board
2006

PEOPLES BANCORP, INC. AND SUBSIDIARY

TABLE OF CONTENTS

PEOPLES BANCORP, INC.

DIRECTORS

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore
Chestertown, Maryland

E. Roy Owens*
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* Retired

Peoples Bancorp, Inc. and Subsidiary

The Peoples Bank

Officers

Robert A. Moore
Chairman

Thomas G. Stevenson
President & CEO & CFO

H. Lawrence Lyons
Executive Vice President
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President & Auditor

Cecil A. Unruh
Vice President

Stephanie L. Usilton
Vice President

L. Susan Barnhardt
Assistant Vice President

Debra A. Conner
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

R. Michael Hart
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Tammy L. Dlugoborski
Assistant Cashier

Sheila M. Dwyer
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier

Sandra J. Joiner
Assistant Cashier

Jane W. Kennedy
Assistant Cashier

Kay B. Pinder
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Elizabeth A. Strong
Secretary to the Board

Other Personnel

Bonnie L. Allen
Beverly C. Ashley
Margaret A. Black
Laura B. Brilz
Jamie A. Brindley
Karen A. Burris
Peggy M. Christian
Brandi C. Clark
Britney M. Cole
Jason R. Conner
Lacey T. Cox
Regina K. Crites
Janice L. Dey
Katie E. DiSano
Anjanette S. Graves
Elizabeth M. Green
Amy L. Guercio
Mary M. Guseman
Anita T. Hayes
Mary A. Landa
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
S. Amanda Miller
Shirley M. Nicholson
Shirley H. Patrick
Tracy A. Piasecki
Sheila C. Scannell
Doris H. Schauber
David N. Shields
Joan E. Stevens
Jayme L. Stoltzfus
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Noralene H. Thomas
Heather D. Thompson
Deanna Usilton
Sarah A. Usilton
Jo Ann T. Wagner
Shirley E. Warren
William Warren, Jr.
Lori A. Welch

April 1, 2007

To our Stockholders:

"Lucky?" "That's right, if it weren't for the bank's employees making you look good, we'd have to tie a hundred dollar bill around your neck and glue a large shamrock on that bald pate of yours." (Ritchie Bramble's comment on our '05 results). Well, they have saved me again, and again I am honored to be the messenger of your bank's results for year-end, 2006. Please find below a summary of those results as well as what we have planned for 2007. In the pages that follow, you will find a more in-depth description and analysis of the company's financial condition and results of operations.

For 2006, average assets increased 6.99% over 2005, to $239,719,105. Although this growth was modest compared to previous years, it did allow us to increase net income by 13.63% and for the first time, we made over four million dollars ($4,115,701 to be exact). The return on stockholders equity jumped to 16.45% and the return on average assets climbed to 1.72%, both percentages being milestones for the bank.

We are very excited about the bank's opportunities for 2007 and beyond. At the beginning of the year, we purchased a local insurance agency, Fleetwood, Athey, MacBeth and McCown (FAM&M) that will increase our financial services offerings and help boost our non-interest income while at the same time, decreasing our interest rate risk exposure on earnings. Next, we plan on opening our Church Hill office sometime in early summer as well as going full speed ahead to open our Sudlersville branch by the end of the year. Both of these communities are growing and we appreciate their encouragement in allowing us to grow with them. Beyond 2007, we have the enjoyment and challenge of giving our existing friends in Queen Anne's County more convenient service as well as an opportunity to provide first class service to those new friends we will meet. Also, now being able to offer every kind of insurance product to all of our banking communities through FAM&M, I cannot remember when I have been more excited about Peoples Bank's future.

In another matter, Robert A. Moore, Chairman of the bank in 2006, retired from the board effective December 31st, 2006. Bob served on our board since February of 1975, for almost 32 years. During this time, his fondness for the bank and its employees was self evident in the active role he took on various committees, especially the executive committee where he was always available for one of our calls. Bob's humility, sensibility, and quiet leadership will be sorely missed. Thanks Bob for your devotion to us and to Peoples Bank.

Lastly, I invite all of you to our annual meeting on May 23, 2007. This year, it will be held at Kent Center, Inc.'s new facility on Sheeler Road, across from Comfort Suites. Hopefully by that time, Bob will have successfully exercised his director's retirement gift; an automatic trotline rewinder, and be able to feed all of us hot, Old Bay and rock salt seasoned, steamed hard crabs, with a Naty Boh on the side!

Thank you: to the Employees, Directors, and Stockholders, for allowing me to be the messenger of this past year's good news, from the best Independent Community Bank in the "Land of Pleasant Living," **The Peoples Bank.**

Regards and have a Great 2007,

Tom

Tom Stevenson
President & CEO

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with the our consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Overview

We recorded a 13.63% increase in net income for 2006 over 2005. Basic net income per share for 2006 was $5.22, compared to $4.59 for 2005, which represents an increase of 13.73%.

Return on average assets increased to 1.72% for 2006, compared to 1.62% for 2005 and 1.54% for 2004. Return on average stockholders' equity for 2006 was 16.45%, compared to 16.14% for 2005 and 13.98% for 2004. Average assets increased to $239,719,105 in 2006, or 6.99% over 2005. In 2005, average assets increased 19.55% to $224,064,994 when compared to 2004. Average loans net of loan loss increased 7.51% in 2006 to $204,614,235. In 2005, average loans net of loan loss increased 25.22% to $190,312,478. During 2006, average deposits decreased 1.55% to $159,210,687, compared to $161,722,188 in 2005, representing a 6.17% increase over 2004. Average stockholders' equity increased 11.48% for the year ended December 31, 2006 totaling $25,012,574, compared to an increase of 8.60% to $22,437,506 for the year ended December 31, 2005.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management".

RESULTS OF OPERATIONS

We reported net income of $4,115,701, or $5.22 per share, for the year ended December 31, 2006 which was an increase of $493,795 or 13.63% over $3,621,906, or $4.59 per share, for the year ended December 31, 2005.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yield" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2006, 2005 and 2004, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from activity changes.

For the year ended December 31, 2006, net interest income increased $706,431, or 7.19%, to $10,536,236 from $9,829,805 for the year ended December 31, 2005. Net interest income for the year ended December 31, 2005 increased $1,812,502, or 22.61%, over net interest income for 2004. The increase in net interest income in 2006 was the result of an increase of $2,428,471 in interest income offset by on increase in interest expense of $1,722,040, while 2005's increase was the result of an increase of $3,143,235 in interest income offset by an increase to interest expense of $1,330,733. In 2005, deposits grew moderately and our borrowed funds increased with loan demand, but in 2006 loan demand increased and we experienced a reduction in deposits, which caused an increase in borrowed funds. Net income increased since loan income was earning a higher yield than what was paid for borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 5.93% in 2004, 6.43% in 2005 and 7.08% in 2006, with the combined effective rate on deposits and borrowed funds followed the same fluctuation by increasing from 1.82% in 2004 to 2.27% in 2005 and 3.06% in 2006.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2006 on a fully taxable equivalent basis was 4.65%, compared to 4.63% for 2005 and 4.52% for 2004. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yield

	For the Year Ended December 31, 2006			For the Year Ended December 31, 2005			For the Year Ended December 31, 2004		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield	Average Balance	Interest	Yie
Assets									
Federal funds sold	**$ 1,933,148**	**$ 94,711**	**4.90 %**	$ 2,064,508	$ 66,709	3.23 %	$ 3,057,225	$ 36,255	1.19
Interest-bearing deposits	**67,643**	**3,336**	**4.93 %**	72,422	2,560	3.53 %	54,076	477	0.88
Investment securities:									
U. S. government agency	**19,644,968**	**886,162**	**4.51 %**	19,885,915	779,182	3.92 %	22,717,070	889,216	3.91
Other	**2,503,814**	**137,785**	**5.50 %**	1,774,041	56,111	3.16 %	465,718	15,967	3.43
Total investment securities	**22,148,782**	**1,023,947**	**4.62 %**	21,659,956	835,293	3.86 %	23,182,788	905,183	3.90
Loans:									
Commercial	**41,367,521**	**3,742,912**	**9.05 %**	37,168,041	2,895,784	7.79 %	29,993,615	1,836,365	6.12
Real Estate	**160,080,308**	**10,932,321**	**6.83 %**	149,410,396	9,551,555	6.39 %	118,330,664	7,412,706	6.26
Installment	**4,997,658**	**409,452**	**8.19 %**	5,137,953	409,178	7.96 %	4,875,125	388,914	7.98
Total loans	**206,445,487**	**15,084,685**	**7.31 %**	191,716,390	12,856,517	6.71 %	153,199,404	9,637,985	6.29
Allowance for loan losses	**1,831,252**			1,403,912			1,216,816		
Total loans, net of allowance	**204,614,235**	**15,084,685**	**7.37 %**	190,312,478	12,856,517	6.76 %	151,982,588	9,637,985	6.34
Total interest-earning assets	**228,763,808**	**16,206,679**	**7.08 %**	214,109,364	13,761,079	6.43 %	178,276,677	10,579,900	5.93
Non-interest-bearing cash	**4,603,804**			4,454,425			3,824,663		
Premises and equipment	**3,836,740**			3,808,656			3,770,704		
Other assets	**2,514,753**			1,692,549			1,545,533		
Total assets	**$239,719,105**			$224,064,994			$187,417,577		
Liabilities and Stockholders' Equity									
Interest-bearing Deposits									
Savings and NOW deposits	**$ 39,669,113**	**$ 226,611**	**0.57 %**	$ 44,117,225	$ 152,465	0.35 %	$ 42,867,658	$ 153,793	0.36
Money market and supernow	**16,904,685**	**217,950**	**1.29 %**	19,315,930	106,961	0.55 %	17,721,174	97,054	0.55
Other time deposits	**71,165,527**	**2,717,877**	**3.82 %**	67,349,173	2,227,448	3.31 %	64,291,343	2,113,281	3.29
Total interest-bearing deposits	**127,739,325**	**3,162,438**	**2.48 %**	130,782,328	2,486,874	1.90 %	124,880,175	2,364,128	1.89
Borrowed funds	**54,524,752**	**2,407,799**	**4.42 %**	39,100,082	1,361,323	3.48 %	13,585,811	153,336	1.13
Total interest-bearing liabilities	**182,264,077**	**5,570,237**	**3.06 %**	169,882,410	3,848,197	2.27 %	138,465,986	2,517,464	1.82
Noninterest-bearing deposits	**31,471,363**			30,939,860			27,449,971		
	213,735,440			200,822,270			165,915,957		
Other liabilities	**971,091**			805,218			840,183		
Stockholders' equity	**25,012,574**			22,437,506			20,661,437		
Total liabilities and stockholders' Equity	**$239,719,105**			$224,064,994			$187,417,577		
Net interest spread			**4.02 %**			4.16 %			4.1
Net interest income		**$10,636,442**			$9,912,882			$8,062,436	
Net margin on interest-earning assets			**4.65 %**			4.63 %			4.5

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2006 compared with 2005			Year ended December 31, 2005 compared with 2004			Year ended December 31, 2004 compared with 2003		
		variance due to			variance due to			variance due to	
	Total	Rate	Volume	Total	Rate	Volume	Total	Rate	Volume
Earning assets									
Federal funds sold	28,002	32,487	(4,485)	30,454	45,443	(14,989)	$ (5,345)	$ 2,242	$ (7,587)
Interest-bearing deposits	776	954	(178)	2,083	1,872	211	261	(31)	292
Investment securities:									
U. S. government agency	106,980	116,527	(9,547)	(110,034)	897	(110,931)	(389,248)	(146,797)	(242,451)
Other	81,674	52,490	29,184	40,144	(1,330),	41,474	(1,469)	(3,827)	2,358
Loans:									
Demand and time	847,128	498,203	348,925	1,059,419	564,207	495,212	291,898	32,286	259,612
Mortgage	1,380,766	674,849	705,917	2,138,849	154,864	1,983,985	842,291	(418,374)	1,260,665
Installment	274	11,603	(11,329)	20,263	(668)	20,931	45,188	(1,833)	47,021
Total interest revenue	2,445,600	1,387,113	1,058,487	3,181,178	765,285	2,415,893	783,576	(536,334)	1,319,910
Interest-bearing liabilities									
Savings and NOW deposits	74,146	90,861	(16,715)	(1,328)	(5,738)	4,410	(94,907)	(119,168)	24,261
Money market and supernow	110,989	125,865	(14,876)	9,907	1,087	8,820	(4,229)	(25,575)	21,346
Other time deposits	490,429	358,975	131,454	114,167	13,106	101,061	(241,593)	(221,991)	(19,602)
Other borrowed funds	1,046,476	423,672	622,804	1,207,987	635,510	572,477	65,571	(6,640)	72,211
Total interest expense	1,722,040	999,373	722,667	1,330,733	643,965	686,768	(275,158)	(373,374)	98,216
Net interest income	$723,560	$387,740	$ 335,820	$1,850,445	$121,320	$1,729,125	$1,058,734	$(162,960)	$1,221,694

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).

The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2006 was $1,145,791, compared to $1,019,698 in 2005 and $938,107 in 2004. These increases resulted primarily from increases in service charge income and overdraft checking fees during 2006 and 2005 when compared to 2004, which were the direct result of the increase in volume of deposit accounts that we experienced during 2005 and 2006. A significant portion of the service charges were debit card fees, which were $149,563 (a 18.65% increase over 2005) for the year ended December 31, 2006 and $126,055 (a 23.33% increase over 2004) for the year ended December 31, 2005. These cards are gaining increased acceptance among our customer base.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

Noninterest Revenue

	2006	2005	2004
Service charges on deposit accounts	**$868,805**	$795,289	$727,750
Other noninterest revenue	**276,986**	224,409	210,357
Total noninterest revenue	**$1,145,791**	$1,019,698	$938,107
Noninterest revenue as a percentage of average total assets	**0.48%**	0.46%	0.50%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2006 increased by $301,670, or 6.61%, to $4,864,464, compared to an increase of $316,315, or 7.45%, to $4,562,794 in 2005 from $4,246,479 for 2004. The largest component of these increases was increases in compensation and related expenses of $144,824 to $2,932,519, or 5.20%, in 2006 and $156,475, or 5.95%, in 2005 to $2,787,695 from $2,631,220 in 2004. Professional fees increased by $8,835 in 2006 and $28,840 in 2005 as the result of hiring an outside regulatory compliance firm and additional use of legal counsel for compliance issues.

The following table presents the principal components of noninterest expense for the years ended December 31, 2005, 2004 and 2003, respectively.

Noninterest Expense

	2006	2005	2004
Compensation and related expenses	**$2,932,519**	$2,787,695	$2,631,220
Occupancy expense	**271,145**	248,334	220,885
Furniture and equipment expense	**201,235**	201,657	188,778
Data processing and correspondent bank costs	**555,153**	552,970	496,014
Director fees	**132,907**	116,474	121,225
Postage	**75,582**	69,725	65,021
Office supplies	**67,461**	57,318	53,286
Professional fees	**107,019**	98,184	69,344
Printing and stationery	**43,712**	48,426	44,767
Public relations and contributions	**76,138**	58,682	52,613
Telephone	**32,717**	30,421	29,525
Regulatory assessments	**39,690**	37,438	35,877
Loan products	**37,463**	23,804	27,149
Advertising	**47,492**	39,074	36,915
Insurance	**27,774**	29,133	28,820
Other	**216,457**	163,459	145,040
Total noninterest expense	**$4,864,464**	$4,562,794	$4,246,479
Noninterest expense as a percentage of average total assets	**2.03%**	2.04%	2.27%

Our effective income tax rate was 37.4% in 2006, 37.6% in 2005, and 37.8% in 2004.

Results for the Fourth Quarter of 2006

Net income for the three months ended December 31, 2006 was $969,624, compared to $939,564 for the corresponding period in 2005. Earnings per share for the fourth quarters of 2006 and 2005 were $1.24 and $1.19, respectively. Increases in net interest income and noninterest income with no provisions made to loan loss for the three months ended December 31, 2006, when compared to the corresponding period in 2005, were offset by increased income taxes and increased noninterest expenses.

After provisions for loan losses, the net interest income increase of $189,648, from $2,447,258 for the three months ended December 31, 2005 to $2,636,906 for the three months ended December 31, 2006, was due primarily to loan revenues increasing faster than the cost of increased borrowed funds that we needed to fund loan demand. When comparing the fourth quarter of 2006 to the fourth quarter of 2005, interest revenue increased $437,724 while interest expense increased $368,075, with $88,502 of the increase being for borrowed funds. There was also no funding to loan loss provisions in the fourth quarter of 2006 compared to $120,000 in 2005.

Noninterest income for the fourth quarter of 2006 increased $11,965 over noninterest income for the same period of 2005 to $266,627. This increase was due primarily to the increase in service charges as a result of an increased volume of deposits.

Total noninterest expense increased $117,522 to $1,312,841 for the quarter ended Decermber 31, 2006, from $1,195,319 for the corresponding quarter of 2005. This increase is primarily the result of an increase of $112,186 in salaries and employee benefits from $719,846 for the fourth quarter of 2005 to $832,032 for the corresponding quarter of 2006. Directors fees increased $4,860 from $39,362 in 2005 to $44,222 in 2006

FINANCIAL CONDITION

Assets

Total assets increased 1.68% to $242,304,782 at December 31, 2006 when compared to assets at December 31, 2005. Average total assets for 2006 were $239,719,105, an increase of 6.99% over 2005. The loan portfolio represented 89.44% of average earning assets in 2006, compared to 88.89% in 2005, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and Federal Home Loan Bank borrowings. Total deposits decreased 5.35% to $155,185,584 at December 31, 2006, compared to the 2.63% increase for 2005 over 2004.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $204,614,235 and $190,312,478 for 2006 and 2005, respectively, which constituted 89.44% and 88.89% of average interest-earning assets for the respective years. At December 31, 2006, our loan to deposit ratio was 132.79%, compared to 123.90% at December 31, 2005, while the average loans to average deposits were 128.52 % and 117.68% for 2006 and 2005, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the Federal Home Loan Bank to fund loans. Our ratio of average loans to average deposits plus borrowed funds was 95.73% for the year December 31, 2006, compared to 94.77% for the year ended December 31, 2005. We extend loans primarily to customers located in and near Kent, Queen Anne's and Cecil Counties, Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio.

The following table sets forth the composition of our loan portfolio at December 31, 2006, 2005, 2004, 2003 and 2002:

Composition of Loan Portfolio
December 31,

	2006		2005		2004		2003		2002	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
Commercial	**$39,301,005**	**18.92%**	$36,389,714	17.78%	$29,907,330	17.41%	$24,491,326	17.62%	20,448,319	16.93%
Real estate - residential	**56,578,597**	**27.24%**	56,721,617	27.71%	51,490,957	29.97%	44,920,067	32.31%	40,930,186	33.90%
Real estate - commercial	**91,017,077**	**43.81%**	90,386,048	44.15%	68,912,371	40.11%	55,686,064	40.05%	46,289,177	38.33%
Construction	**12,046,143**	**5.80%**	13,135,029	6.41%	13,939,344	8.11%	6,953,199	5.00%	6,637,195	5.50%
Consumer	**8,790,669**	**4.23%**	8,082,938	3.95%	7,542,081	4.40%	6,978,148	5.02%	6,449,427	5.34%
Total loans	**207,733,491**	**100.00%**	204,715,346	100.00%	171,792,083	100.00%	139,028,804	100.00%	120,754,304	100.00%
Deferred costs, net of deferred (fees)	**203,949**		77,703		4,901		-12,241		-59,214	
Allowance for loan losses	**-1,860,283**		-1,649,420		-1,204,274		-1,216,881		-1,159,910	
Net loans	**$206,077,157**		$203,143,629		$170,592,710		$137,799,682		119,535,180	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2006.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2006			
	One year or less	Over one through five years	Over five years	Total
Commercial	$ 36,361,024	$ 2,660,987	$ 278,994	$ 39,301,005
Real estate – residential	19,409,127	37,136,724	32,746	56,578,597
Real estate - commercial	39,249,815	51,631,352	135,910	91,017,077
Construction	11,171,640	874,503	0	12,046,143
Consumer	5,421,837	3,216,138	152,694	8,790,669
Total	$111,613,443	$95,519,704	$600,344	$207,733,491
Fixed interest rate	$66,087,238	$90,331,985	$321,350	$156,740,573
Variable interest rate	45,526,205	5,187,719	278,994	50,992,918
Total	$111,613,443	$95,519,704	$600,344	$207,733,491

At December 31, 2006, $50,992,918, or 24.55%, of the total loans were either variable rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of its customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated periodically based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio
For the Years Ended December 31

	2006	2005	2004	2003	2002
Non-Accrual Loans	**$ 23,201**	$368,204	$12,092	$98,419	$149,681
Accruing Loans Past Due 90 Days or More	**399,137**	15,336	206,000	189,497	132,172

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2005, 2004, 2003, 2002, and 2001:

Allocation of Allowance for Loan Losses

	2006		2005		2004		2003		2002	
		Percentage (1)		Percentage (1)		Percentage (1)		Percentage (1)		Percentage (1)
Commercial	**$ 636,001**	**18.92 %**	$ 538,305	17.78 %	$ 171,504	17.41 %	$ 156,707	17.62 %	$ 131,735	16.93 %
Real estate	**910,782**	**76.85 %**	836,059	78.27 %	405,326	78.19 %	300,086	77.36 %	458,353	77.73 %
Consumer	**163,722**	**4.23 %**	129,320	3.95 %	113,588	4.40 %	184,397	5.02 %	98,988	5.34 %
Unallocated	**149,778**		145,736		513,856		575,691		470,834	
Total	**$1,860,283**	**100.00 %**	$1,649,420	100.00 %	$1,204,274	100.00 %	$1,216,881	100.00 %	$1,159,910	100.00 %

(1) Percentage of loans in category to total loans

The provision for loan losses is a charge to earnings in the current period to replenish the allowance and maintain it at a level management has determined to be adequate. The provision for loan loss was $240,000 in 2006, which represents a decrease of $240,000 over the $480,000 that was funded in 2005. The provision in 2004 was $61,500. The fluctuations in the provision for loan losses were due to growth in the overall portfolio, specifically commercial real estate loans, which have a higher level of risk versus the banks historically low level of loss. The following table shows information about the allowance for loan losses for each of the last five years:

Allowance for Loan Losses

	2006	2005	2004	2003	2002
Balance at beginning of year	$ 1,649,420	$ 1,204,274	$1,216,881	$1,159,910	$1,062,286
Loan losses:					
Commercial	4,947	0	61,145	9,812	15,473
Mortgages	15,000	0	0	0	0
Consumer	16,214	37,762	22,806	26,934	21,786
Total loan losses	36,161	37,762	83,951	36,746	37,259
Recoveries on loans previously charged off:					
Commercial	25	0	7,500	90	63
Mortgages	0	0	0	0	0
Consumer	6,999	2,908	2,344	5,727	1,820
Total loan recoveries	7,024	2,908	9,844	5,817	1,883
Net loan losses	29,137	34,854	74,107	30,929	35,376
Provision for loan losses charged to expense	240,000	480,000	61,500	87,900	133,000
Balance at end of year	$ 1,860,283	$ 1,649,420	$ 1,204,274	$ 1,216,881	$1,159,910
Allowance for loan losses to loans outstanding at end of year	0.90%	0.81%	0.70%	0.88%	0.96%
Net charge-offs to average loans	0.01%	0.02%	0.05%	0.02%	0.03%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $422,338, $383,540, $218,092, $287,916 and $281,853 at December 31, 2006, 2005, 2004, 2003 and 2002, respectively. Where real estate acquired by foreclosure and held for sale is included with nonperforming loans, the result comprises nonperforming assets. Nonperforming asset totals at December 31, 2006, 2005, 2004, 2003, and 2002, were the same as nonperforming loan totals. Loans are classified as impaired when the collection of contractual obligations, including principal and interest, is doubtful. Management has identified no significant impaired loans as of December 31, 2006.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2006. (in thousands):

	3 Months or Less		Over 3 months to 1 Year		1-5 Years		5-10 Years		Over 10 Years	
(Dollars in thousand)	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:										
U.S. government agencies	$ 999,709	3.12%	-	-	$9,918,396	4.52%	-	-	-	-
Mortgage backed securities	-	-	-	-	10.661	5.73%	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-	-	-
Total Held to Maturity	$ 999,709	3.12%	-	-	$9,929,057	4.52%	-	-	-	-
Available for Sale:										
U.S. government agencies	$ -	-	$2,968,600	4.64%	$4,968,408	4.80%	-	-	-	-
Total Available for Sale	$ -	-	$2,968,600	4.64%	$4,968,408	4.80%	-	-	-	-

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2006 was $20,400,000. Additionally, the Bank has a partially funded line of credit from the Federal Home Loan Bank of Atlanta. This line is secured by the Bank's residential mortgage loan portfolio.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities) were 18.06% of average deposits for 2006, compared to 17.47% for 2005.

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments. The following table presents, as of December 31, 2006, significant fixed and determinable contractual obligations to third parties by payment date and amounts and expected maturities of significant commitments.

		Payment Due by Period		
Contractual Obligations	Total	Less than 1 Year	1-3 Years	More than 3 Years
Time deposit including Certificate of Deposits $100,000 and over	$71,934,429	$26,090,086	$19,537,773	$26,306,570
Borrowings and repurchase agreements	15,573,593	14,970,701	602,892	-
Federal Home Loan Bank of Atlanta	43,700,000	19,700,000	24,000,000	-
Data processing	1,326,400	497,400	829,000	-
Signs By Sheridan Sign Co., Inc.	9,800	2,400	4,800	2,600
Total	$132,544,222	$61,260,587	$44,974,465	$26,309,170

	Amount of Commitment-Expiration by Period			
Other Commitments	Total	Less than 1 Year	1-3 Years	More than 3 Years
Commitments to Extend Credit	$31,826,099	$2,394,925	$3,277,125	$26,154,049
Standby Letters of Credit	5,162,739	4,487,209	675,530	-
Total	$36,988,838	$6,882,134	$3,952,655	$26,154,049

Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2006 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were liability-sensitive for the first 3-month time horizon and asset-sensitive thereafter. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2006				
	Within Three Months	After three but within twelve months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 67,429	$ 0	$ 0	$ 0	$ 67,429
Federal funds sold	1,474,544	0	0	0	1,474,544
Investment securities					
Available for sale	0	2,968,600	4,968,408	0	7,937,008
Held to maturity	999,709	0	9,929,057	0	10,928,766
Other	0	0	0	2,533,100	2,533,100
Loans	69,481,840	42,145,950	95,505,357	600,344	207,733,491
Total earning assets	$72,023,522	$45,114,550	$110,402,822	$3,133,444	$230,674,338
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$15,969,968	$ 0	$ 0	$ 0	$ 15,969,968
Savings and NOW deposits	37,380,211	0	0	0	37,380,211
Certificates $100,000 and over	1,624,769	5,442,127	15,714,092	0	22,780,988
Certificates under $100,000	4,245,158	14,778,032	30,112,350	17,901	49,153,441
Securities sold under agreements to repurchase	14,570,701	400,000	602,892	0	15,573,593
Notes payable	3,000,000	16,700,000	24,000,000	0	43,700 000
Total interest-bearing liabilities	$76,790,807	$37,320,159	$ 70,429,334	$ 17,901	$184,558,201
Period gap	($4,767,285)	$ 7,794,391	$39,973,488	$ 3,115,543	$46,116,137
Cumulative gap	(4,767,285)	3,027,106	43,000,594	46,116,137	46,116,137
Ratio of cumulative gap to total earning assets	(2.07%)	1.31%	18.64%	19.99%	19.99%

In addition to gap analysis, we use simulation models to quantify the effect a hypothetical immediate plus or minus 200 basis point change in rates would have on net interest income and the fair value of capital. The model takes into consideration the effect of call features of investments as well as prepayments of loans in periods of declining rates. When actual changes in interest rates occur, the changes in interest earning assets and interest bearing liabilities may differ from the assumptions used in the model. As of December 31, 2006 and 2005, the models produced similar sensitivity profiles for net interest income and the fair value of capital, which are provided below.

Immediate Change in Rates

	+200 Basis Points	+100 Basis Points	-100 Basis Points	-200 Basis Points	Policy Limit
2006					
% Change in Net Interest Income	**3.26%**	**1.66%**	**-2.15%**	**-5.03%**	**±10%**
% Change in Fair Value of Capital	**6.79%**	**3.44%**	**-3.82%**	**-8.10%**	**±20%**
2005					
% Change in Net Interest Income	4.17%	2.12%	-2.94%	-7.41%	±10%
% Change in Fair Value of Capital	6.42%	3.27%	-3.77%	-7.96%	±20%

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities increased $12,381,667, or 7.29%, to $182,264,077 in 2006, compared to an increase of $31,416,424, or 22.69%, to $169,882,410 in 2005. Average interest-bearing deposits decreased $3,043,003, or 2.33%, to $127,739,325 in 2006 and increased $5,902,153, or 4.73%, to $130,782,328 in 2005. Correspondingly, average demand deposits increased $531,503,or 1.72%, to $31,471,363 in 2006, and $3,489,889, or 12.71%, to $30,939,860 in 2005.

Total deposits decreased 5.35% at December 31, 2006 to $155,185,554, compared to $163,961,370 at December 31, 2005. Total deposits increased 2.63% from $159,762,826 at December 31, 2004 to 2005.

The following table sets forth the Company's deposits by category at December 31, 2006, 2005 and 2004, respectively.

	December 31,					
	2006		2005		2004	
	Amount	Percent of deposits	Amount	Percent of deposits	Amount	Percent of deposits
Demand deposit accounts	**$29,900,976**	**19.27%**	$33,509,679	20.44%	$ 28,596,460	17.90%
Savings and NOW accounts	**37,380,211**	**24.09%**	42,411,639	25.87%	45,010,613	28.17%
Money market and Supernow accounts	**15,969,968**	**10.29%**	18,022,731	10.99%	21,248,016	13.30%
Time deposits less than $100,000	**49,153,441**	**31.67%**	48,134,194	29.36%	46,368,806	29.02%
Time deposits of $100,000 or more	**22,780,988**	**14.68%**	21,883,127	13.34%	18,538,931	11.61%
Total deposits	**$155,185,584**	**100.00%**	$163,961,370	100.00%	$159,762,826	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits decreased $9,673,647 during 2006 primarily due to competition from other investment alternatives that generally pay higher yields. In the past, deposits, and particularly core deposits, have been our primary source of funding and had enabled the Company to meet its short-term liquidity needs. Due to increased loan demand, we have borrowed from correspondent banks and the Federal Home Loan Bank of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2006 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More

	December 31, 2006				
	Within three months	After three Through six months	After six through 12 Months	After 12 Months	Total
Certificates of Deposit - $100,000 or more	$1,624,769	$1,620,317	$3,821,810	$15,714,092	$22,780,988

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings increased $15,424,670, or 39.45%, in 2006, compared to an increase of $25,514,271, or 187.80%, in 2005. The increase in 2006 over 2005 was due primarily to the fact that deposits decreased during 2006 while the loan portfolio increased moderately.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last three years ended December 31:

	2006		2005		2004	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
At year end:						
Federal Home Loan Bank (daily reprice)	$ -	-	$2,000,000	4.44%	$5,200,000	2.44%
Repurchase Agreements	**9,513,593**	**2.85%**	6,531,240	1.31%	4,968,407	0.52%
Federal Funds Borrowed	**6,060,000**	**1.60%**	2,720,000	4.63%	5,120,000	2.63%
Total	**$15,573,593**		$11,251,240		$15,288,407	
Average for the Year:						
Federal Home Loan Bank (daily reprice)	**$3,897,288**	**4.91%**	$7,447,295	2.91%	$2,260,246	2.07%
Repurchase Agreements	**8,376,061**	**3.46%**	5,485,997	1.79%	5,759,429	0.86%
Federal Funds Borrowed	**2,157,036**	**5.47%**	3,314,220	3.50%	855,754	2.23%
Maximum Month End Balance						
Federal Home Loan Bank (daily reprice)	**$7,000,000**		$13,700,000		$5,200,000	
Repurchase Agreements	**9,513,593**		6,531,240		8,557,903	
Federal Funds Borrowed	**6,060,000**		8,000,000		5,120,000	

The Bank may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $17,400,000 in unsecured overnight federal funds and $3,000,000 in secured overnight federal funds with correspondent banks at December 31, 2006.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "Regulation and Supervision—Capital Requirements". At December 31, 2006, 2005, and 2004, the Company and the Bank were considered "well-capitalized". The following table compares the capital ratios of the Bank with the regulatory minimums. Because the Company's only asset in 2006 other than its equity interest in the Bank was a small amount of cash, its capital ratios do not differ materially from those of the Bank.

Analysis of Capital

	Required Minimums	**2006 Bank**	2005 Bank	2004 Bank
Total risk-based capital ratio	8.0%	**14.0%**	12.8%	13.6%
Tier I risk-based capital ratio	4.0%	**13.0%**	12.0%	12.9%
Tier I leverage ratio	4.0%	**11.0%**	9.9%	10.6%

Accounting Rule Changes

Summarized below are the accounting rule changes impacting financial institutions that were approved during 2006.

FASB Statement No. 156, *Accounting for Servicing of Financial Assets* amends FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities,* with respect to the accounting for separately recognized servicing assets and servicing liabilities. The Statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in each of several specific situations. It also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either of two accepted measurement methods for each class of separately recognized servicing assets and servicing liabilities. The Statement permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights. Lastly, the Statement requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value and additional disclosures for all separately recognized servicing assets and servicing liabilities. SFAS No. 156 is effective for fiscal years beginning after September 15, 2006.

FASB Statement No. 157, *Fair Value Measurements* defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 will be applied prospectively and is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* requires companies to recognize a net liability or asset to report the funded status of their defined benefit pension and other postretirement benefit plans on their balance sheets. The effective date of the recognition and disclosure provisions for calendar-year public companies is for calendar years ending after December 15, 2006.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* This Interpretation prescribes a recognition and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

The accounting policies adopted by management are consistent with accounting principles generally accepted in the United States of America and are consistent with those followed by peer Banks.

Financial Highlights
Five years ended December 31, 2006

	2006	2005	2004	2003	2002
	(dollars in thousands except per share amounts)				
Deposits	$155,186	$163,961	$159,763	$147,757	$138,180
Investments, including stock	21,399	22,187	21,015	26,346	35,777
Loans (net of the allowance for loan losses)	206,077	203,144	170,593	137,800	119,535
Stockholders' equity before accumulated other comprehensive income	26,444	23,575	21,121	19,552	18,619
Assets	242,305	238,291	202,946	180,397	169,120
Net income	4,116	3,622	2,889	2,260	2,255
Return on average assets	1.72%	1.62%	1.54%	1.34%	1.41%
Return on average equity	16.45%	16.14%	13.98%	11.56%	12.43%
Earnings per share	5.22	4.59	3.64	2.84	2.80
Dividends per share	1.58	1.48	1.38	1.30	1.23
Book value per share before accumulated other comprehensive income	33.52	29.88	26.77	24.62	23.24
Number of shares outstanding	789,012	789,012	789,012	794,012	801,304

The accompanying notes are an integral part of these consolidated financial statements.

The Peoples Bank

COMMITTEES

EXECUTIVE COMMITTEE
Robert A. Moore, Chairman
Two Directors (1)
Thomas G. Stevenson
William G. Wheatley

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
P. Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
H. Lawrence Lyons

AUDIT COMMITTEE
Robert A. Moore, Chairman
E. Jean Anthony, Vice-Chairman
Robert W. Clark, Jr.
Gary B. Fellows

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairman
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr.

PENSION/PROFIT SHARING 401(K) COMMITTEE
Robert A. Moore, Chairman
E. Jean Anthony, Vice-Chairman
Thomas G. Stevenson
Elizabeth A. Strong

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS
DECEMBER 31,
ASSETS

	2006	2005	2004
Cash and due from banks	**$5,990,866**	$4,709,890	$3,965,562
Federal funds sold	**1,474,544**	2,099,705	1,947,273
Securities available for sale	**7,937,008**	10,439,293	14,138,781
Securities held to maturity (fair value of $10,887,433, $9,300,811, and $5,954,063)	**10,928,766**	9,465,210	6,011,312
Federal Home Loan Bank stock, at cost	**2,533,100**	2,282,400	864,800
Loans, less allowance for loan losses of $1,860,283, $1,649,420, and $1,204,274	**206,077,157**	203,143,629	170,592,710
Premises and equipment	**3,991,077**	3,812,831	3,794,199
Accrued interest receivable	**1,445,833**	1,268,377	908,069
Deferred income taxes	**918,012**	304,888	38,411
Other assets	**1,008,419**	765,214	684,588
	$242,304,782	$238,291,437	$202,945,705

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005	2004
Deposits			
Noninterest bearing checking	**$29,900,976**	$33,509,679	$28,596,460
Savings and NOW	**37,380,211**	42,411,639	45,010,613
Money market and Super NOW	**15,969,968**	18,022,731	21,248,016
Other time	**71,934,429**	70,017,321	64,907,737
	155,185,584	163,961,370	159,762,826
Securities sold under repurchase agreements and federal funds purchased	**15,573,593**	9,251,240	10,088,407
Federal Home Loan Bank advances	**43,700,000**	40,700,000	11,200,000
Accrued interest payable	**469,747**	319,987	271,081
Income taxes payable	**-**	100,786	75,677
Other liabilities	**1,768,702**	389,833	340,396
	216,697,626	214,723,216	181,738,387
Stockholders' equity			
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 789,012 shares in 2006, 2005 and 2004	**7,890,120**	7,890,120	7,890,120
Additional paid-in capital	**2,920,866**	2,920,866	2,920,866
Retained earnings	**15,632,965**	12,763,903	10,309,734
	26,443,951	23,574,889	21,120,720
Accumulated other comprehensive income (loss)			
Unrealized gain (loss) on available for sale securities	**(16,261)**	(6,668)	86,598
Unfunded liability for defined benefit plan	**(820,534)**	-	-
	25,607,156	23,568,221	21,207,318
	$242,304,782	$238,291,437	$202,945,705

The accompanying notes are an integral part of these consdated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

	2006	2005	2004
Interest and dividend revenue			
Loans, including fees	**$15,031,910**	$12,812,125	$9,632,923
U.S. government agency securities	**845,251**	743,208	849,904
Federal funds sold	**94,711**	66,709	36,255
Other	**134,601**	55,960	15,685
Total interest and dividend revenue	**16,106,473**	13,678,002	10,534,767
Interest expense			
Deposits	**3,162,438**	2,486,874	2,364,128
Borrowed funds	**2,407,799**	1,361,323	153,336
Total interest expense	**5,570,237**	3,848,197	2,517,464
Net interest income	**10,536,236**	9,829,805	8,017,303
Provision for loan losses	**240,000**	480,000	61,500
Net interest income after provision for loan losses	**10,296,236**	9,349,805	7,955,803
Noninterest revenue			
Service charges on deposit accounts	**868,805**	795,289	727,750
Other noninterest revenue	**276,986**	224,409	210,357
Total noninterest revenue	**1,145,791**	1,019,698	938,107
Noninterest expense			
Salaries	**2,111,881**	2,114,062	2,051,190
Employee benefits	**820,638**	673,633	580,030
Occupancy	**271,145**	248,334	220,885
Furniture and equipment	**201,235**	201,657	188,778
Other operating	**1,459,565**	1,325,108	1,205,596
Total noninterest expense	**4,864,464**	4,562,794	4,246,479
Income before income taxes	**6,577,563**	5,806,709	4,647,431
Income taxes	**2,461,862**	2,184,803	1,758,144
Net income	**$4,115,701**	$3,621,906	$2,889,287
Earnings per common share - basic and diluted	**$5.22**	$4.59	$3.64

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2006, 2005, and 2004

	Common stock		Additional		Accumulated other	
	Shares	Par value	paid-in capital	Retained earnings	comprehensive income	Comprehensive income
Balance, December 31, 2003	794,012	$7,940,120	$2,920,866	$8,691,184	$395,411	
Net income	-	-	-	2,889,287	-	$2,889,287
Unrealized loss on investment securities available for sale net of income taxes of $194,303	-	-	-	-	(308,813)	(308,813)
Comprehensive income						$2,580,474
Repurchase of stock	(5,000)	(50,000)	-	(175,000)	-	
Cash dividend, $1.38 per share	-	-	-	(1,095,737)	-	
Balance, December 31, 2004	789,012	7,890,120	2,920,866	10,309,734	86,598	
Net income	-	-	-	3,621,906	-	$3,621,906
Unrealized loss on investment securities available for sale net of income taxes of $58,682	-	-	-	-	(93,266)	(93,266)
Comprehensive income						$3,528,640
Cash dividend, $1.48 per share	-	-	-	(1,167,737)	-	
Balance, December 31, 2005	789,012	7,890,120	2,920,866	12,763,903	(6,668)	
Net income	**-**	**-**	**-**	**4,115,701**	**-**	**$4,115,701**
Recognition of underfunded status of defined benefit plan net of income taxes of $516,276	**-**	**-**	**-**	**-**	**(820,534)**	**(820,534)**
Unrealized loss on investment securities available for sale net of income taxes of $6,036	**-**	**-**	**-**	**-**	**(9,593)**	**(9,593)**
Comprehensive income						**$3,285,574**
Cash dividend, $1.58 per share	**-**	**-**	**-**	**(1,246,639)**	**-**	
Balance, December 31, 2006	**789,012**	**$7,890,120**	**$2,920,866**	**$15,632,965**	**$(836,795)**	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005	2004
Cash flows from operating activities			
Interest received	**$15,757,125**	$13,226,060	$10,519,265
Fees and commissions received	**1,145,792**	1,019,698	938,107
Interest paid	**(5,420,477)**	(3,799,292)	(2,558,708)
Cash paid to suppliers and employees	**(4,863,483)**	(4,384,288)	(4,061,993)
Income taxes paid	**(2,653,453)**	(2,367,415)	(1,663,531)
	3,965,504	3,694,763	3,173,140
Cash flows from investing activities			
Proceeds from maturities and calls of investment securities			
Held to maturity	**3,001,687**	1,002,022	2,709
Available for sale	**3,500,000**	11,500,000	8,250,000
Purchase of investment securities			
Held to maturity	**(2,007,773)**	(4,453,116)	(2,983,570)
Available for sale	**(3,425,525)**	(7,936,505)	-
Purchase of Federal Home Loan Bank stock	**(250,700)**	(1,417,600)	(653,100)
Proceeds from redemption of Federal Home Loan Bank stock	**-**	-	199,200
Loans made, net of principal collected	**(3,046,932)**	(32,958,117)	(32,837,386)
Purchase of premises, equipment, and software	**(380,374)**	(228,327)	(231,049)
Proceeds from sale of equipment	**-**	-	5,010
	(2,609,617)	(34,491,643)	(28,248,186)
Cash flows from financing activities			
Net increase (decrease) in			
Time deposits	**1,917,108**	5,109,584	(1,140,771)
Other deposits	**(10,692,894)**	(911,040)	13,146,919
Securities sold under repurchase agreements and federal funds purchased	**6,322,353**	(837,167)	1,113,898
Federal Home Loan Bank advances, net of repayments	**3,000,000**	29,500,000	8,200,000
Dividends paid	**(1,246,639)**	(1,167,737)	(1,095,737)
Repurchase of stock	**-**	-	(225,000)
	(700,072)	31,693,640	19,999,309
Net increase (decrease) in cash and cash equivalents	**655,815**	896,760	(5,075,737)
Cash and cash equivalents at beginning of year	**6,809,595**	5,912,835	10,988,572
Cash and cash equivalents at end of year	**$7,465,410**	$6,809,595	$5,912,835

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED DECEMBER 31,

	2006	2005	2004
Reconciliation of net income to net cash provided by operating activities			
Net income	**$4,115,701**	$3,621,906	$2,889,287
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization of premiums and accretion of discounts	**(45,297)**	(18,833)	12,650
Provision for loan losses	**240,000**	480,000	61,500
Depreciation and software amortization	**208,399**	194,018	178,109
Deferred income taxes	**(90,804)**	(207,721)	57,057
Loss on sales of equipment	-	-	969
Decrease (increase) in			
Accrued interest receivable	**(177,456)**	(360,308)	(11,010)
Other assets	**(249,476)**	(64,949)	(66,634)
Increase (decrease) in			
Deferred origination fees and costs, net	**(126,596)**	(72,802)	(17,142)
Income taxes payable, net of refunds	**(100,786)**	25,109	37,556
Accrued interest payable	**149,760**	48,906	(41,244)
Other liabilities	**42,059**	49,437	72,042
	$3,965,504	$3,694,763	$3,173,140

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry.

Principles of consolidation

Peoples Bancorp, Inc. is a one-bank holding company. Its wholly-owned subsidiary, The Peoples Bank, is a financial institution operating primarily in Kent and Queen Anne's Counties. The consolidated financial statements include the accounts of the Company and the Bank. Intercompany balances and transactions have been eliminated. References in these notes to "the Company" are intended to mean Peoples Bancorp, Inc. and, as the context requires, the Bank.

Nature of business

The Company offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service. The Bank also offers credit card services and discount brokerage services through a correspondent.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of five to ten years for furniture and equipment and ten to forty years for premises.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies** (Continued)

Per share data

Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock outstanding. The weighted average number of shares outstanding were 789,012, 789,012, and 793,343, for 2006, 2005, and 2004, respectively. There are no dilutive shares.

Adopted standard

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),* effective December 31, 2006. Prior to the adoption of SFAS No. 158, the Company accounted for its pension plan under SFAS No. 87, *Employers' Accounting for Pensions,* as previously amended. SFAS No. 158 requires companies to recognize the funded status of a defined benefit plan as an asset or a liability in its balance sheet and to recognize changes in funded status through comprehensive income in the year in which the changes occur. The adoption of SFAS No. 158 decreased the amount of stockholders' equity reported by the Company as of December 31, 2006, by $820,534.

2. **Cash and Due From Banks**

The Company normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $4,861,158 for 2006, $4,729,172 for 2005, and $5,326,371 for 2004.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Company's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities

Investment securities are summarized as follows:

December 31, 2006	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	**$ 7,963,514**	**$ 3,466**	**$ 29,972**	**$ 7,937,008**
Held to maturity				
U. S. government agency	**$ 10,918,105**	**$ 46,127**	**$ 87,510**	**$ 10,876,722**
Mortgage-backed securities	**10,661**	**50**	**-**	**10,711**
	$ 10,928,766	**$ 46,177**	**$ 87,510**	**$ 10,887,433**
December 31, 2005				
Available for sale				
U. S. government agency	$ 10,450,161	$ 8,228	$ 19,096	$ 10,439,293
Held to maturity				
U. S. government agency	$ 9,452,841	$ -	$ 164,487	$ 9,288,354
Mortgage-backed securities	12,369	88	-	12,457
	$ 9,465,210	$ 88	$ 164,487	$ 9,300,811
December 31, 2004				
Available for sale				
U. S. government agency	$ 13,997,627	$ 146,429	$ 5,275	$ 14,138,781
Held to maturity				
U. S. government agency	$ 5,996,893	$ -	$ 57,372	$ 5,939,521
Mortgage-backed securities	14,419	123	-	14,542
	$ 6,011,312	$ 123	$ 57,372	$ 5,954,063

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. **Investment Securities** (Continued)

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
December 31, 2006				
Maturing				
Within one year	**$ 2,980,724**	**$ 2,968,600**	**$ 999,709**	**$ 996,400**
Over one to five years	**4,982,790**	**4,968,408**	**9,918,396**	**9,880,322**
Mortgage-backed	**-**	**-**	**10,661**	**10,711**
	$ 7,963,514	**$ 7,937,008**	**$10,928,766**	**$10,887,433**
Pledged securities	**$ 3,250,142**	**$ 3,236,853**	**$ 5,738,744**	**$ 5,690,976**
December 31, 2005				
Maturing				
Within one year	$ 3,503,243	$ 3,502,218	$ 3,005,633	$ 2,964,900
Over one to five years	6,946,918	6,937,075	6,447,208	6,323,454
Mortgage-backed	-	-	12,369	12,457
	$10,450,161	$10,439,293	$ 9,465,210	$ 9,300,811
Pledged securities	$ 1,524,062	$ 1,524,626	$ 6,752,881	$ 6,638,392
December 31, 2004				
Maturing				
Within one year	$11,478,014	$11,562,125	$ 1,000,459	$ 992,400
Over one to five years	2,519,613	2,576,656	4,996,434	4,947,121
Mortgage-backed	-	-	14,419	14,542
	$13,997,627	$14,138,781	$ 6,011,312	$ 5,954,063
Pledged securities	$ 6,704,998	$ 6,779,915	$ 1,725,188	$ 1,711,481

Investments are pledged to secure the deposits of federal and local governments and as collateral on repurchase agreements.

Securities in a continuous unrealized loss position at December 31, 2006, are as follows:

	Less than 12 months		12 months or longer		Total	
	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value
U.S. government agency	$ 7,141	$2,004,538	$110,341	$11,314,710	$117,482	$13,319,248

All unrealized losses on securities as of December 31, 2006 are considered to be temporary losses. Each security will be redeemed at face value at, or prior to, maturity. In most cases, the temporary impairment in value is caused by market interest rate fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses**

Major classifications of loans as of December 31, are as follows:

	2006	2005	2004
Real estate			
Residential	**$ 56,578,597**	$ 56,721,617	$ 51,490,957
Commercial	**91,017,077**	90,386,048	68,912,371
Construction	**12,046,143**	13,135,029	13,939,344
Commercial	**39,301,005**	36,389,714	29,907,330
Consumer	**8,790,669**	8,082,938	7,542,081
	207,733,491	204,715,346	171,792,083
Deferred costs, net of deferred fees	**203,949**	77,703	4,901
Allowance for loan losses	**(1,860,283)**	(1,649,420)	(1,204,274)
	$206,077,157	$203,143,629	$ 170,592,710

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2006	2005	2004
Within ninety days	**$ 69,467,493**	$ 77,074,186	$ 65,627,257
Over ninety days to one year	**42,145,950**	38,603,707	22,649,886
Over one year to five years	**95,519,704**	88,576,279	83,262,892
Over five years	**600,344**	461,174	252,048
	$ 207,733,491	$ 204,715,346	$ 171,792,083

Transactions in the allowance for loan losses were as follows:

	2006	2005	2004
Beginning balance	**$ 1,649,420**	$ 1,204,274	$ 1,216,881
Provision charged to operations	**240,000**	480,000	61,500
Recoveries	**7,024**	2,908	9,844
	1,896,444	1,687,182	1,288,225
Loans charged off	**36,161**	37,762	83,951
Ending balance	**$ 1,860,283**	$ 1,649,420	$ 1,204,274

Management has identified no significant impaired loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. **Loans and Allowance for Loan Losses** (Continued)

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2006	2005	2004
Nonaccrual loan balances	$ 23,201	$ 368,204	$ 12,092
Interest not accrued	1,479	27,260	251

Amounts past due 90 days or more at December 31, still accruing interest, are as follows:

	2006	2005	2004
Demand and time	$ 186,110	$ 3,365	$ -
Mortgage	213,027	-	173,753
Installment	-	11,971	32,247
	$ 399,137	$ 15,336	$ 206,000

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2006	2005	2004
Check loan lines of credit	$ 1,198,646	$ 828,720	$ 745,098
Mortgage lines of credit	14,303,546	8,255,712	14,113,824
Other lines of credit	13,928,982	11,285,831	12,880,970
Undisbursed construction loan commitments	2,394,925	3,862,453	7,013,817
	$31,826,099	$24,232,716	$ 34,753,709
Standby letters of credit	$ 5,162,739	$ 2,912,325	$ 2,056,715

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any accounting loss the Company will incur by the funding of these commitments.

The Company lends to customers located primarily in and near Kent County, and Queen Anne's County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2006	2005	2004
Land	$ 1,564,665	$ 1,560,465	$ 1,549,965
Premises	3,340,768	3,039,866	2,949,047
Furniture and equipment	2,049,113	1,973,841	1,865,644
	6,954,546	6,574,172	6,364,656
Accumulated depreciation	2,963,469	2,761,341	2,570,457
Net premises and equipment	$ 3,991,077	$ 3,812,831	$ 3,794,199
Depreciation expense	$ 202,128	$ 190,884	$ 178,073

Computer software included in other assets and the related amortization are as follows:

	2006	2005	2004
Cost	$ 69,284	$ 69,284	$ 50,473
Accumulated amortization	59,879	53,608	50,473
Net computer software	$ 9,405	$ 15,676	$ -
Amortization expense	$ 6,271	$ 3,134	$ 36

The Company has signed agreements with contractors for construction of a new branch in Church Hill, Maryland. Remaining payments to the contractors under the agreements totaled $458,556 as of December 31, 2006.

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2006	2005	2004
Within one year	$26,090,086	$27,378,152	$16,025,716
Over one to two years	16,006,535	17,193,692	16,283,566
Over two to three years	3,531,238	6,762,875	18,643,709
Over three to five years	26,288,669	18,662,183	13,903,654
Over five years	17,901	20,419	51,092
	$71,934,429	$70,017,321	$64,907,737

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $22,780,988, $21,883,127, and $18,538,931, as of December 31, 2006, 2005, and 2004, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Company and maintained in the custody of a nonaffiliated bank. Additional information is as follows:

	2006	2005	2004
Maximum month-end amount outstanding	**$ 9,513,593**	$ 6,531,240	$ 8,557,903
Average amount outstanding	**8,376,061**	4,898,568	5,759,429
Average rate paid during the year	**3.46%**	1.79%	0.86%
Investment securities underlying agreements at year-end			
Book value	**6,113,792**	6,110,649	6,290,636
Estimated fair value	**6,070,972**	6,026,190	6,276,929

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Notes Payable and Lines of Credit

The Company may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (FHLB) through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Company's real estate mortgage loans. The Company was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Company's borrowings from the Federal Home Loan Bank as of December 31, 2006, 2005, and 2004, are summarized as follows:

Maturity date	Interest rate	**2006 Balance**	2005 Balance	2004 Balance
March 10, 2015	3.44%	**$ 2,000,000**	$ 2,000,000	$ -
December 2, 2009	5.08%	**5,000,000**	5,000,000	-
November 2, 2009	variable	**5,000,000**	-	-
June 8, 2009	5.05%	**1,000,000**	-	-
May 18, 2009	5.28%	**1,000,000**	-	-
March 17, 2009	5.28%	**2,000,000**	-	-
January 16, 2009	5.28%	**1,000,000**	-	-
December 5, 2008	4.90%	**3,000,000**	-	-
October 21, 2008	4.37%	**2,000,000**	2,000,000	-
July 25, 2008	5.61%	**1,000,000**	-	-
June 20, 2008	4.37%	**2,000,000**	2,000,000	-
April 11, 2008	4.36%	**3,000,000**	3,000,000	-
March 18, 2008	5.28%	**1,000,000**	-	-
March 10, 2008	4.24%	**2,000,000**	2,000,000	-
December 20, 2007	4.32%	**2,000,000**	2,000,000	-
October 22, 2007	4.17%	**1,700,000**	1,700,000	-
September 10, 2007	4.14%	**2,000,000**	2,000,000	-
June 25, 2007	4.16%	**2,000,000**	2,000,000	-
April 5, 2007	4.32%	**2,000,000**	2,000,000	-
April 2, 2007	4.35%	**2,000,000**	2,000,000	-
January 25, 2007	variable	**1,000,000**	1,000,000	1,000,000
Daily	variable	-	2,000,000	5,200,000
December 8, 2006	variable	-	1,000,000	1,000,000
October 30, 2006	4.80%	-	5,000,000	-
July 25, 2006	3.41%	-	1,000,000	-
March 17, 2006	variable	-	1,000,000	1,000,000
March 17, 2006	variable	-	1,000,000	1,000,000
January 25, 2006	3.28%	-	1,000,000	-
April 1, 2005	1.66%	-	-	1,000,000
April 1, 2005	2.41%	-	-	1,000,000
		$43,700,000	$40,700,000	$11,200,000

In addition to the line from the FHLB, the Company has lines of credit of $17,400,000 in unsecured overnight federal funds and $3,000,000 in secured overnight federal funds at December 31, 2006. As of December 31, 2006, the Company had borrowed $5,000,000 under the unsecured federal funds lines of credit and $1,060,000 under the secured federal funds lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes

The components of income tax expense are as follows:

	2006	2005	2004
Current			
Federal	**$ 2,158,555**	$ 2,003,151	$ 1,439,202
State	**394,111**	389,373	261,885
	2,552,666	2,392,524	1,701,087
Deferred	**(90,804)**	(207,721)	57,057
	$ 2,461,862	$ 2,184,803	$ 1,758,144

The components of the deferred income tax expense are as follows:

	2006	2005	2004
Provision for loan losses	**$ (81,435)**	$ (171,863)	$ 4,816
Prepaid pension costs	**(19,810)**	5,163	17,436
Depreciation	**(1,021)**	16,880	39,943
Discount accretion	**25,221**	(30,530)	12,138
Foreclosed real estate	**-**	-	1,158
Nonaccrual interest	**9,957**	(10,431)	659
Deferred compensation	**(23,716)**	(16,940)	(19,093)
	$ (90,804)	$ (207,721)	$ 57,057

The components of the net deferred income tax asset are as follows:

	2006	2005	2004
Deferred income tax assets			
Allowance for loan losses	**$ 589,459**	$508,024	$ 336,161
Deferred compensation	**150,140**	126,424	109,484
Pension liability	**344,687**	-	-
Nonaccrual interest	**571**	10,528	97
Unrealized loss on investment securities available for sale	**10,244**	4,200	-
	1,095,101	649,176	445,742
Deferred income tax liabilities			
Depreciation	**142,432**	143,453	126,573
Discount accretion	**34,657**	9,436	39,966
Prepaid pension costs	**-**	191,399	186,236
Unrealized gain on investment securities available for sale	**-**	-	54,556
	177,089	344,288	407,331
Net deferred income tax asset	**$ 918,012**	$304,888	$ 38,411

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

	2006	2005	2004
Tax at statutory federal income tax rate	**34.0 %**	34.0 %	34.0 %
Tax effect of			
Tax-exempt income	**(0.5)**	(0.4)	(0.1)
State income taxes, net of federal benefit	**3.8**	4.0	3.8
Other, net	**0.1**	-	0.1
	37.4 %	37.6 %	37.8 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by the Board of Directors. The Company's contributions to the plan, included in employee benefits expense for 2006, 2005, and 2004, were $54,352, $48,884, and $38,860, respectively.

11. Pension

The Company has a defined benefit pension plan covering substantially all of the employees. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Company's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method. Assets of the plan are held in deposit accounts at the Company.

The following table sets forth the financial status of the plan at December 31:

	2006	2005	2004
Change in plan assets			
Fair value of plan assets at beginning of year	**$ 1,632,084**	$ 1,431,240	$ 1,809,209
Actual return on plan assets	**71,702**	52,321	57,280
Employer contribution	**191,500**	183,075	153,802
Benefits paid	**(19,282)**	(34,552)	(589,051)
Fair value of plan assets at end of year	**1,876,004**	1,632,084	1,431,240
Change in benefit obligation			
Benefit obligation at beginning of year	**2,533,301**	1,582,005	1,890,598
Service cost	**141,367**	144,886	93,593
Interest cost	**157,824**	97,965	106,452
Benefits paid	**(19,282)**	(34,552)	(589,051)
Actuarial loss	**(44,697)**	742,997	80,413
Benefit obligation at end of year	**2,768,513**	2,533,301	1,582,005
Funded status	**(892,509)**	(901,217)	(150,765)
Unamortized prior service cost	**(6,890)**	(8,267)	(9,644)
Unrecognized net loss	**1,343,700**	1,410,564	653,608
Unamortized net obligation from transition	**-**	(5,484)	(10,973)
Prepaid pension expense included in other assets	**$ 444,301**	$ 495,596	$ 482,226
Accumulated benefit obligation	**$ 1,638,250**	$ 1,411,059	$ 843,696

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. **Pension** (Continued)

Net pension expense includes the following components:

	2006	2005	2004
Service cost	$ 141,367	$ 144,886	$ 93,593
Interest cost	157,824	97,965	106,452
Expected return on assets	(105,101)	(52,321)	(104,901)
Amortization of transition asset	(5,489)	(5,489)	(5,489)
Amortization of prior service cost	(1,377)	(1,377)	(1,377)
Amortization of loss	55,571	(13,958)	20,376
Net pension expense	$ 242,795	$ 169,706	$ 108,654

Assumptions used in the accounting for net pension expense were:

	2006	2005	2004
Discount rates	6.25%	6.25%	7.50%
Rate of increase in compensation level	5.00%	5.00%	5.00%
Long-term rate of return on assets	6.25%	6.25%	7.50%

The Company intends to contribute approximately $185,000 to the Plan in 2007.

Benefits expected to be paid from the Plan are as follows:

Year	Amount
2007	$35,684
2008	44,207
2009	52,086
2010	57,476
2011	65,026
2012-2016	636,386

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The discount rate and long-term rate of return on assets assumptions were lowered in 2005 to reflect management's changing expectations for actual return on assets and the economic environment. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Other Operating Expenses

Other operating expenses consist of the following:

	2006	2005	2004
Data processing and correspondent fees	$ 555,153	$ 552,970	$ 496,014
Directors' fees	132,907	116,474	121,225
Professional fees	107,019	98,184	69,344
Public relations and contributions	76,138	58,682	52,613
Postage	75,582	69,725	65,021
Office supplies	67,461	57,318	53,286
Advertising	47,492	39,074	36,915
Printing and stationery	43,712	48,426	44,767
Regulatory assessments	39,690	37,438	35,877
Loan product costs	37,463	23,804	27,149
Telephone	32,717	30,421	29,525
Insurance	27,774	29,133	28,820
Other	216,457	163,459	145,040
	$1,459,565	$1,325,108	$1,205,596

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2006	2005	2004
Beginning loan balances	$6,349,417	$5,626,461	$4,554,893
Advances	3,844,492	5,076,337	8,329,073
Repayments	(2,467,907)	(3,973,293)	(7,163,934)
Change in related parties	543,010	(380,088)	(93,571)
Ending loan balances	$8,269,012	$6,349,417	$5,626,461

A director is a partner in a law firm that provides services to the Company. Payments of $10,000, $9,500, and $9,000 were made to that firm during 2006, 2005, and 2004, respectively.

Deposits from senior officers and directors and their related interests were $2,636,525 as of December 31, 2006, $3,056,252 as of December 31, 2005, and $5,034,623 as of December 31, 2004.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. Capital Standards

The Federal Reserve Board and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2006, 2005, and 2004. Because the Company's only asset other than its equity interest in the Bank is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006						
Total capital (to risk-weighted assets)	**$27,984**	**14.0%**	**$ 15,563**	**8.0%**	**$19,454**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$26,124**	**13.0%**	**$ 7,782**	**4.0%**	**$11,673**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$26,124**	**11.0%**	**$ 9,378**	**4.0%**	**$11,722**	**5.0%**
December 31, 2005						
Total capital (to risk-weighted assets)	$24,919	12.8%	$ 15,563	8.0%	$19,454	10.0%
Tier 1 capital (to risk-weighted assets)	$22,270	12.0%	$ 7,782	4.0%	$11,673	6.0%
Tier 1 capital (to average fourth quarter assets)	$22,270	9.9%	$ 9,378	4.0%	$11,722	5.0%
December 31, 2004						
Total capital (to risk-weighted assets)	$22,017	13.6%	$ 12,938	8.0%	$10,172	10.0%
Tier 1 capital (to risk-weighted assets)	$20,813	12.9%	$ 6,469	4.0%	$ 9,703	6.0%
Tier 1 capital (to average fourth quarter assets)	$20,813	10.6%	$ 7,826	4.0%	$ 9,783	5.0%

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair value

	December 31,					
	2006		2005		2004	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets						
Cash and due from banks	**$ 5,990,866**	**$ 5,990,866**	$ 4,709,890	$ 4,709,890	$ 3,965,562	$ 3,965,562
Federal funds sold	**1,474,544**	**1,474,544**	2,099,705	2,099,705	1,947,273	1,947,273
Investment securities (total)	**18,865,774**	**18,824,441**	19,904,503	19,740,104	20,150,093	20,092,844
Federal Home Loan Bank stock	**2,533,100**	**2,533,100**	2,282,400	2,282,400	864,800	864,800
Loans, net	**206,077,157**	**204,882,489**	203,143,629	202,395,458	170,592,710	170,390,911
Accrued interest receivable	**1,445,833**	**1,445,833**	1,268,377	1,268,377	908,069	908,069
Financial liabilities						
Noninterest-bearing deposits	**$ 29,900,976**	**$ 29,900,976**	$ 33,509,679	$ 33,509,679	$ 28,596,460	$ 28,596,460
Interest-bearing deposits and overnight borrowings	**140,858,201**	**141,583,331**	139,702,931	139,045,574	141,254,773	142,710,301
Federal Home Loan Bank advances	**43,700,000**	**37,442,331**	40,700,000	40,168,759	11,200,000	11,181,489
Accrued interest payable	**469,747**	**469,747**	319,987	319,987	271,081	271,081

The fair value of securities is estimated using a matrix that considers yield to maturity, credit quality, and marketability.

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2006	2005	2004
Assets			
Cash	$ 305,244	$ 308,624	$ 312,483
Investment in subsidiary	25,287,132	23,262,959	20,899,458
Income tax refund receivable	7,850	6,490	3,917
Acquisition costs	19,585	-	-
Total assets	$25,619,811	$23,578,073	$21,215,858
Liabilities and Stockholders' Equity			
Other liabilities	$ 12,655	$ 9,852	$ 8,540
Stockholders' equity			
Common stock	7,890,120	7,890,120	7,890,120
Additional paid-in capital	2,920,866	2,920,866	2,920,866
Retained earnings	15,632,965	12,763,903	10,309,734
Accumulated other comprehensive income	(836,795)	(6,668)	86,598
Total stockholders' equity	25,607,156	23,568,221	21,207,318
Total liabilities and stockholders' equity	$25,619,811	$23,578,073	$21,215,858

Statements of Income	Years Ended December 31, 2006	2005	2004
Interest revenue	$ 10,601	$ 6,577	$ 3,428
Dividends from subsidiary	1,276,639	1,177,737	1,330,737
Equity in undistributed income of subsidiary	2,854,300	2,456,767	1,566,154
	4,141,540	3,641,081	2,900,319
Expenses			
Professional fees	30,395	23,176	14,744
Other	3,294	2,489	205
	33,689	25,665	14,949
Income before income taxes	4,107,851	3,615,416	2,885,370
Income tax expense (benefit)	(7,850)	(6,490)	(3,917)
Net income	$ 4,115,701	$ 3,621,906	$ 2,889,287

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. **Parent Company Financial Information** (Continued)

	December 31, 2006	2005	2004
Cash flows from operating activities			
Interest and dividends received	**$ 1,287,240**	$ 1,184,314	$ 1,334,165
Income taxes refunded (paid)	**6,490**	3,917	1,995
Cash paid for operating expenses	**(30,886)**	(24,353)	(12,063)
	1,262,844	1,163,878	1,324,097
Cash flows from investing activities			
Payment of acquisition costs	**(19,585)**	-	-
Cash flows from financing activities			
Dividends paid	**(1,246,639)**	(1,167,737)	(1,095,737)
Repurchase of stock	**-**	-	(225,000)
	(1,246,639)	(1,167,737)	(1,320,737)
Net increase (decrease) in cash	**(3,380)**	(3,859)	3,360
Cash at beginning of year	**308,624**	312,483	309,123
Cash at end of year	**$ 305,244**	$ 308,624	$ 312,483
Reconciliation of net income to net cash provided by operating activities			
Net income	**$ 4,115,701**	$ 3,621,906	$ 2,889,287
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed net income of subsidiary	**(2,854,300)**	(2,456,767)	(1,566,154)
Increase (decrease) in other liabilities	**2,803**	1,312	2,886
Increase in income tax refund receivable	**(1,360)**	(2,573)	(1,922)
	$ 1,262,844	$ 1,163,878	$ 1,324,097

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2006				
Interest revenue	**$ 4,139**	**$ 4,093**	**$ 4,009**	**$ 3,865**
Interest expense	**1,502**	**1,438**	**1,356**	**1,274**
Net interest income	**2,637**	**2,655**	**2,653**	**2,591**
Provision for loan losses	**-**	**-**	**120**	**120**
Net income	**970**	**1,106**	**996**	**1,044**
Comprehensive income	**152**	**1,171**	**946**	**1,017**
Earnings per share	**$1.24**	**$1.40**	**$1.26**	**$1.32**
2005				
Interest revenue	$ 3,702	$ 3,556	$ 3,338	$ 3,082
Interest expense	1,135	1,024	939	750
Net interest income	2,567	2,532	2,399	2,332
Provision for loan losses	120	120	120	120
Net income	940	948	874	860
Comprehensive income	928	933	864	804
Earnings per share	$1.19	$1.20	$1.11	$1.09
2004				
Interest revenue	$ 2,839	$ 2,680	$ 2,550	$ 2,466
Interest expense	650	631	608	628
Net interest income	2,188	2,049	1,942	1,838
Provision for loan losses	-	32	23	7
Net income	843	715	672	659
Comprehensive income	766	691	476	647
Earnings per share	$1.06	$0.90	$0.85	$0.83

18. Subsequent Event – Insurance Agency Acquisition

On January 2, 2007, the Company purchased all of the outstanding stock of Fleetwood, Athey, MacBeth, and McCown, Inc. (FAM&M), an insurance agency with an office located in Chestertown, Maryland. The agency will become a wholly-owned subsidiary of the Company. The principal and sole shareholder of FAM&M agreed to a two year consulting agreement as part of the acquisition agreement.

The purchase price of approximately $1,000,000 was paid in cash. Although the allocation of the purchase price has not been finalized, goodwill of approximately $825,000 will be recorded and will be tested at least annually for impairment. The goodwill will be amortized over 15 years for income tax purposes.

Operating results of FAM&M prior to the purchase date are not readily determinable.

Operating results of FAM&M will be consolidated with the results of the Company beginning on the effective date of the acquisition.

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2006, 2005, and 2004, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiary as of December 31, 2006, 2005, and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R),* on December 31, 2006.

Rowles & Company, LLP

Baltimore, Maryland
January 11, 2007

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

96 YEARS
OF
INDEPENDENT
COMMUNITY
BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com

END